FREE TRANSLATION

FOR IMMEDIATE RELEASE

April 29, 2003

BUENOS AIRES STOCK EXCHANGE

Re.:    Invitation to financial creditors to submit offers of sale of their Debt Instruments

Dear Sirs,

I am writing you as Responsible for Market Relations of Telecom Argentina STET – France Telecom S.A. to attach a translation of the information provided in Italy, in accordance with the Italian regulations regarding the invitation.

The same information will be put at the disposition of the Buenos Aires Stock Exchange in order to ensure equitable treatment to all investors.

Sincerely,

Pedro Insussarry

Responsible for Market Relations